UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SIRIUS XM RADIO INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

82967N108

(CUSIP Number)

Charles Y. Tanabe, Esq.

Executive Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 7, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP Number: 82967N108

1.	Names of Reporting Persons Liberty Media Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,653,193,427(1), (2)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 2,653,193,427(1), (2)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,955,392,127(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of Liberty.

13.	Percent of Class Represented by Amount in Row (11) 46.2%(4)

14.	Type of Reporting Person (See Instructions) CO

(1)	Sole voting power and dispositive power of 2,647,326,761 of such shares is held indirectly through control of Liberty Radio, LLC, a wholly owned subsidiary of Liberty Media Corporation.

(2)	Does not include 302,198,700 shares of Common Stock that the Reporting Person has the right to acquire within 60 days pursuant to a forward purchase contract. See Item 6.

(3)	Includes 302,198,700 shares of Common Stock that the Reporting Person has the right to acquire within 60 days pursuant to a forward purchase contract. See Item 6.

(4)

Based on 3,801,029,929 shares of Common Stock outstanding as of April 27, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 1, 2012.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

SIRIUS XM RADIO INC.

This Report on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Sirius XM Radio Inc., a Delaware corporation (the “Issuer”).  The Schedule 13D originally filed with the Securities and Exchange Commission by Liberty Media Corporation (formerly known as Liberty CapStarz, Inc.), a Delaware corporation (the “Reporting Person” or “Liberty”), on September 30, 2011 (the “Liberty Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 1 to the Schedule 13D originally filed by Liberty.  Capitalized terms not defined herein have the meanings given to such terms in the Liberty Schedule 13D.

Item 2.  Identity and Background

The information contained in Item 2 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

(d)-(f)     Schedule 1 attached hereto is incorporated herein by reference and amends and restates Schedule 1 of the Liberty Schedule 13D in its entirety.  Each of such executive officers and directors is a citizen of the United States, unless otherwise noted on Schedule 1.  Neither Liberty, nor, to the best knowledge of Liberty, any of its executive officers and directors named on Schedule 1 to this Amendment, has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The information contained in Item 3 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

The Reporting Person has entered into the Forward Contract described in Item 6 of this Amendment, which description is incorporated herein by reference.  The Reporting Person has used available cash on hand to make the $230 million in prepayments referred to therein, and expects to use the same source of funds to pay the remaining purchase price for the shares of Common Stock described in Item 6 upon physical settlement.  The Reporting Person presently intends to settle the Forward Contract using physical settlement.

On May 8 and May 9, 2012, the Reporting Person acquired an aggregate of 60,350,000 shares of Common Stock (the “Purchased Shares”) in open market purchases.  The table below sets forth for each day the number of shares purchased on such day and the per share weighted average price for such purchases.  The Reporting Person used available cash on hand to acquire the Purchased Shares.

Date of Purchase	Number of shares of Common Stock Purchased	Per Share Weighted Average Price
05/08/2012	16,000,000	$2.137
05/09/2012	44,350,000	$2.126

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Liberty Schedule 13D is hereby amended and restated in its entirety as follows:

As previously described in Item 6 to the Liberty Schedule 13D, certain restrictions contained in the Investment Agreement, including the standstill provisions, expired on March 6, 2012.  On March 20, 2012, the Reporting Person filed applications for consent to transfer of de facto control of the Issuer with the Federal Communications Commission (the “FCC”), which applications were dismissed by the FCC on May 4, 2012.  The FCC dismissed the applications because such applications “are defective with respect to ‘execution’ and ‘other matters of a formal character.’”  The Reporting Person has the right to file a petition for reconsideration or an application for review of the FCC’s action dismissing the applications within 30 days of the public notice of that action.  The Reporting Person has not taken any action to date with respect to such petition or application.

The Reporting Person acquired the Purchased Shares and entered into the Forward Contract described in Item 6, because, in each case, it believes that the acquisition of additional shares of Common Stock (with respect to the shares of Common Stock subject to the Forward Contract, should the Reporting Person elect physical settlement of the Forward Contract) represents a good investment opportunity for the Reporting Person and may provide the Reporting Person with strategic benefits to the extent the Reporting Person later seeks to rationalize its investment in the Issuer.  In addition to providing the Reporting Person with the opportunity to increase its equity interest in the Issuer at an attractive price, the Reporting Person believes that the resulting increase in its equity interest in the Issuer will put the Reporting Person in a better position to enhance the value of its interest in the Issuer for the benefit of the Reporting Person’s shareholders by, among other things, influencing management of the Issuer or pursuing a transaction with or involving the Issuer or the Reporting Person’s interests in the Issuer.

Other than as provided herein, and except as contained in the agreements previously filed as exhibits to the Liberty Schedule 13D or as has been publicly announced by the Issuer or Liberty, Liberty does not have and, to the best of Liberty’s knowledge, none of the persons listed on Schedule 1 have, any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire, subject to applicable laws, orders and regulation, additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Item 5.  Interest in Securities of the Issuer

The information contained in Item 5 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Items 3 and 6 of, and Rows (7) through (10) of the cover page to, this Amendment is incorporated herein by reference.

(a)           The Reporting Person beneficially owns 2,955,392,127 shares of Common Stock (including (i) 2,586,976,761 shares of Common Stock issuable upon the conversion of all of the outstanding shares of B-1 Preferred Stock, (ii) 5,866,666 shares of Common Stock issuable upon the exchange of $11 million aggregate principal amount of the Issuer’s 7% Exchangeable Senior Subordinated Notes due 2014 (the “Exchange Notes”) beneficially owned by the Reporting Person and (iii) the 302,198,700 shares that may be purchased upon physical settlement under the Forward Contract), which represent approximately 46.2% of the outstanding shares of Common Stock (as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended).  The Exchange Notes were acquired by Liberty Interactive on July 24, 2009 and were acquired by the Reporting Person in connection with the Split-Off.  The shares deemed outstanding is based on 3,801,029,929 shares of Common Stock reported as outstanding as of April 27, 2012 by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012.

(b)           The Reporting Person has the sole power to vote or to direct the voting of 2,653,193,427 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares.  During the term of the Forward Contract, the Reporting Person has no right to vote or direct the voting, and has no right to dispose or direct the disposition, of the 302,198,700 shares of Common Stock covered by the Forward Contract, which are notional shares.

(c)           Other than as stated herein, no transactions in the Common Stock were effected by the Reporting Person or, to the best of its knowledge, any of the persons listed on Schedule 1 hereto in the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

On December 30, 2011, the Reporting Person entered into a forward purchase contract (the “Forward Contract”) with an unaffiliated counterparty covering up to a maximum of 315,000,000 notional shares of the Issuer’s Common Stock.  The exact number of shares to be covered by the Forward Contract is to equal the number purchased by the counterparty to establish its initial hedge.  The expiration of the Forward Contract is to occur on the 60th day following the determination of the final number of shares to be covered by the Forward Contract.  During the initial hedging period, the Reporting Person is obligated to make prepayments to the unaffiliated counterparty in an amount equal to 40% of the cumulative notional amount of the Forward Contract (“Prepayment Amounts”).

The Forward Contract provides for physical settlement upon expiration, with the Reporting Person retaining the right to elect cash settlement instead.  In the case of physical settlement, the “forward price” will equal the volume weighted average price of the shares of the Issuer’s Common Stock during the initial hedging period plus a commission (the “base price”), plus an amount equal to the counterparty’s internal funding costs plus a spread. All Prepayment Amounts paid by the Reporting Person are to be applied against the aggregate forward price payable to the counterparty at settlement. If cash settlement is elected, (i) if the cash settlement price (which would be based on the price at which the counterparty unwinds its hedge) exceeds the forward price, then the counterparty will be obligated to pay the difference to the Reporting Person, and (ii) if the cash settlement price is less than the forward price, then the Reporting Person will be obligated to pay the difference to the counterparty.  The Prepayment Amounts paid by the Reporting Person are to be applied against any cash settlement obligation the Reporting Person may have to the counterparty at settlement, with any excess to be returned to the Reporting Person.

On May 7, 2012, the unaffiliated counterparty completed its initial hedge, and the number of notional shares covered by the Forward Contract has been fixed at 302,198,700 shares.  Under the Forward Contract, the expiration date is to be July 6, 2012, or 60 days after the completion of the counterparty’s initial hedge.  The settlement date is scheduled for July 11, 2012. The base price under the Forward Contract is approximately $2.15 per share.

The Reporting Person does not have the right to vote, or any investment power as to, the shares covered by the Forward Contract prior to the settlement date.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2012	LIBERTY MEDIA CORPORATION

	By:	/s/ Chris Shean
Name: Chris Shean
Title: Senior Vice President

EXHIBIT INDEX

Exhibit No.	Description

7(a)

Investment Agreement, dated as of February 17, 2009, between Sirius XM Radio Inc. and Liberty Radio, LLC (filed as Exhibit 4.55 to the Issuer’s Annual Report on Form 10-K (SEC File No. 000-24710) dated March 9, 2009 and incorporated herein by reference).

7(b)

Certificate of Designations of Series B-1 Convertible Perpetual Preferred Stock of the Issuer, dated March 5, 2009 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 000-24710) dated March 6, 2009 and incorporated herein by reference).

Schedule 1

Schedule 1 is amended and restated to read in its entirety as follows:

DIRECTORS AND EXECUTIVE OFFICERS

OF

LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Media Corporation are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  All executive officers and directors listed are United States citizens, except for M. Ian G. Gilchrist, who is a citizen of the United States and Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Gregory B. Maffei	Chief Executive Officer, President and Director of Liberty

Robert R. Bennett	Director of Liberty; President of Hilltop Investments, LLC

Donne F. Fisher 5619 DTC Parkway Suite 1150 Greenwood Village, CO 80111	Director of Liberty; President of Fisher Capital Partners, Ltd.

M. Ian G. Gilchrist	Director of Liberty

Evan D. Malone	Director of Liberty; Owner and Manager of 1525 South Street LLC

David E. Rapley	Director of Liberty

Larry E. Romrell	Director of Liberty

Andrea L. Wong	Director of Liberty; President, International Production, Sony Pictures Television and President, International, Sony Picture Entertainment

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Chief Financial Officer of Liberty

Charles Y. Tanabe	Executive Vice President and General Counsel of Liberty